UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

2U, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

90214J 10 1

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90214J 10 1	13G	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deer VII & Co. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,594,620
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 2,594,620
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,594,620
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	This percentage is calculated based on 40,541,993 shares of Common Stock (as of October 31, 2014) reported to be outstanding in the Issuer’s Form 10-Q for the quarter ended September 30, 2012, as filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2014.

CUSIP No. 90214J 10 1	13G	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deer VII & Co. L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,594,620
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 2,594,620
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,594,620
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	This percentage is calculated based on 40,541,993 shares of Common Stock (as of October 31, 2014) reported to be outstanding in the Issuer’s Form 10-Q for the quarter ended September 30, 2012, as filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2014.

CUSIP No. 90214J 10 1	13G	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners VII L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 830,278
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 830,278
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,594,620
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	This percentage is calculated based on 40,541,993 shares of Common Stock (as of October 31, 2014) reported to be outstanding in the Issuer’s Form 10-Q for the quarter ended September 30, 2012, as filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2014.

CUSIP No. 90214J 10 1	13G	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners VII Institutional L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 363,246
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 363,246
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,594,620
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	This percentage is calculated based on 40,541,993 shares of Common Stock (as of October 31, 2014) reported to be outstanding in the Issuer’s Form 10-Q for the quarter ended September 30, 2012, as filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2014.

CUSIP No. 90214J 10 1	13G	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BVP VII Special Opportunity Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,401,096
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 1,401,096
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,594,620
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	This percentage is calculated based on 40,541,993 shares of Common Stock (as of October 31, 2014) reported to be outstanding in the Issuer’s Form 10-Q for the quarter ended September 30, 2012, as filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2014.

CUSIP No. 90214J 10 1	13G	Page 7 of 12 Pages

Item 1(a). Name of Issuer:

2U, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

8201 Corporate Drive #900, Landover, Maryland 20785

Item 2(a). Name of Person Filing:

This statement is being filed by the following persons with respect to the shares of Common Stock, par value $0.001 per share (the “Shares”), of the Issuer directly owned by Bessemer Venture Partners VII L.P. (“BVP VII”), Bessemer Venture Partners VII Institutional L.P. (“BVP VII Institutional”), and BVP VII Special Opportunity Fund L.P. (“BVP VII SOF” and, collectively with BVP VII and BVP VII Institutional, the “Funds”).

(a)	Deer VII & Co. Ltd. (“Deer VII Ltd”), the general partner of Deer VII & Co. L.P. (“Deer VII LP”);

(b)	Deer VII LP, the sole general partner of each of the Funds;

(c)	BVP VII, which directly owns 830,278 Shares; and

(d)	BVP VII Institutional, which directly owns 363,246 Shares

(e)	BVP VII SOF, which directly owns 1,401,096 Shares

Deer VII Ltd, Deer VII LP, BVP VII, BVP VII Institutional, and BVP VII SOF are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons:

c/o Bessemer Venture Partners

1865 Palmer Avenue; Suite 104

Larchmont, NY 10583

Item 2(c). Citizenship:

Deer VII Ltd— Cayman Islands

Deer VII LP — Cayman Islands

BVP VII — Cayman Islands

BVP VII Institutional — Cayman Islands

BVP VII SOF – Cayman Islands

Item 2(d). Title of Class of Securities:

Common Stock

CUSIP No. 90214J 10 1	13G	Page 8 of 12 Pages

Item 2(e). CUSIP Number:

90214J 10 1

Item 3. Not Applicable.

Item 4. Ownership.

For Deer VII Ltd:

(a)	Amount beneficially owned: 2,594,620 Shares

(b)	Percent of class: 6.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,594,620

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 2,594,620

(iv)	Shared power to dispose or to direct the disposition of: —0—

For Deer VII LP:

(a)	Amount beneficially owned: 2,594,620 Shares

(b)	Percent of class: 6.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,594,620

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 2,594,620

(iv)	Shared power to dispose or to direct the disposition of: —0—

For BVP VII:

(a) Amount beneficially owned: 2,594,620 Shares

(b) Percent of class: 6.4%

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 830,278

(ii)	Shared power to vote or to direct the vote: —0—

CUSIP No. 90214J 10 1	13G	Page 9 of12 Pages

(iii)	Sole power to dispose or to direct the disposition of: 830,278

(iv)	Shared power to dispose or to direct the disposition of: —0—

For BVP VII Institutional:

(a)	Amount beneficially owned: 2,594,620 Shares

(b)	Percent of class: 6.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 363,246

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 363,246

(iv)	Shared power to dispose or to direct the disposition of: —0—

For BVP VII SOF:

(a)	Amount beneficially owned: 2,594,620 Shares

(b)	Percent of class: 6.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,401,096

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 1,401,096

(iv)	Shared power to dispose or to direct the disposition of: —0—

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

As the general partner of Deer VII LP, which in turn is the general partner the Funds, Deer VII Ltd may be deemed to beneficially own all 2,594,620 Shares held directly by the Funds and have the power to direct the dividends from or the proceeds of the sale of such Shares.

CUSIP No. 90214J 10 1	13G	Page 10 of 12 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Exhibit 2 sets forth information regarding the identity of members of a group. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 90214J 10 1	13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

DEER VII & CO. LTD.

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

DEER VII & CO. L.P.
By:	Deer VII & Co. Ltd, its General Partner

	By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

BESSEMER VENTURE PARTNERS VII L.P.
By:	Deer VII & Co. L.P., its General Partner
By:	Deer VII & Co., Ltd., its General Partner

	By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

BESSEMER VENTURE PARTNERS INSTITUTIONAL VII L.P.
By:	Deer VII & Co. LLC, its General Partner
By:	Deer VII & Co., Ltd., its General Partner

	By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

BVP VII SPECIAL OPPORTUNITY FUND L.P.
By:	Deer VII & Co. LLC, its General Partner
By:	Deer VII & Co., Ltd., its General Partner

	By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

CUSIP No. 90214J 10 1	13G	Page 12 of 12 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit 2.	List of Members of Group